Paris, May 3, 2007

     1st Quarter 2007 Revenue:

- Revenue: EUR 1,059 million, + 6,5%

- Net New Business: USD 2.5 billion

Maurice Lévy, Chairman and CEO of Publicis Groupe, said "As we had foreseen, the revenue profile throughout 2007 will be very different from that of 2006. The first half of 2006 took into account the revenue of accounts lost at the end of 2005 and beginning of 2006, thus reducing the relevance of comparisons with this period: this explains Q1 organic growth at close to 3%, a figure which does not truly reflect the dynamism of our operations, or the organic growth we expect for the year as a whole.

This very active first quarter brings good news: net New Business totals $2.5 billion. The integration of Digitas is unfolding very smoothly, as its 16.8% revenue growth in the first three months of this year demonstrates. And our external growth strategy is being carried out as planned.

I am therefore confident for 2007, and I confirm our objectives of organic growth on the order of 5% over the whole year, with progressive acceleration as the year unfolds.”

I.Revenue on the rise

Revenue came to 1,059 million euros in the first three months, progressing by 11.7% at constant exchange rates, and showing a rise of 6.5% from the same period of 2006.
This figure includes both a positive contribution of EUR 83 million from changes in the scope of consolidation and the negative impact of exchange-rate variations in an amount of *46 million, reflecting the euro's rise against a number of other currencies, in particular the dollar, which alone accounted for EUR 36 million of the total impact.

Organic growth for the period came to 3% on the basis of a largely irrelevant comparison: figures for the first quarter of 2006 include revenues from accounts lost in late 2005 and early 2006, whereas those for the first quarter of 2007 do not yet reflect gains at the beginning of the year.

II.	First-quarter highlights

- Steep rise in new business to EUR 2.5 billion

  Vigorous pace in new business during the first quarter of 2007 confirms the trends observed in the fourth quarter of 2006.
  Growth in new business booked in North America and Latin America is all the more encouraging as it results from a combination of new accounts and extensions to existing business with existing clients.

  - Strategic acquisitions

Acquisitions in the first quarter were in line with Groupe strategy, bolstering Publicis Groupe's leadership positions around the world with a focus on SAMS and on high-growth regions and markets.

  Digitas (US): The acquisition was finalized on January 29, 2007 following the close of the tender offer announced on December 20, 2006. Digitas is now a wholly-owned Groupe subsidiary, consolidated from January 25, the date control became effective. Integration of Digitas is making optimum progress, with no losses of accounts or staff. Synergies announced at the time of the acquisition are confirmed.
  Digitas fulfilled all its promise for growth the first quarter with revenue on a comparable basisat USD113 million and organic growth at 16.8%.
  Pharmagistics (US), a healthcare communications business specialized in digital and multi- channel marketing targeting doctors and other practitioners.
  Yong Yang (China), marketing services agency with 29 offices throughout China.
  The McGinn Group (US), specialized in corporate communications, issues and crisis management and press relations.

III. Review of business in the first quarter of 2007

Businesses showed organic growth in all geographical regions, although trends varied:

in million of euros	Q1 2006	Q1 2007	Organic Growth	Growth at constant exchange rates	Growth

Europe	374	389	+ 1.8%	+ 3.7%	+4.0%

North America	445	492	+ 3.1%	+ 20.6%	+10.6%

Asia Pacific	108	108	+1.0%	+ 4.9%	ns

Latin America	47	47	+ 9.8%	+ 9.3%	ns

Middle East	20	23	+ 17.7%	+ 21.1%	+ 15.0%

Total	994	1,059	+ 3.0%	+ 11.7%	+6.5%

- Europe: growth topping 10% in Southern and Central Europe and in Russia combined with a relatively good performance in Germany partly offset the decline in other western European countries.

- North America: growth was satisfactory despite the loss of some accounts. New accounts booked at the beginning of 2007 should amply offset the impact of earlier losses over coming quarters.

- Asia Pacific: growth topped 10% in Southeast Asia and India, but business fell back in Korea and Thailand. In China, first-quarter growth of 5.7% reflects the first effects of the selective commercial policies adopted in 2006.

- Latin America: growth rates over 10%.

- Middle East: very vigorous growth.

While media and interactive activities are showing strong growth, Healthcare communications businesses are seeing a slight decline due to the expiration of some temporary contracts in selling solutions.

IV. Outlook

Our performance in the first quarter of 2007 allows us to confirm our organic growth target at around 5% for the year. Concerning our operating margin in 2007, the year will be marked by sustained efforts to cut costs through the Horizon program as well as the impact of the integration of Digitas. The Digitas acquisition will result in the recognition of exceptional acquisition-related costs on the 2007 income statement as required under IFRS. Synergies realized through the integration of Digitas will show their full effect next year, which is encouraging for the achievement of our target for an operating margin of 16.7% in 2008.

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*

Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, as well as world’s second largest media counsel and buying group. With activities spanning 104 countries on five continents, the Groupe employs approximately 42,000 professionals.

The Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; interactive and digital marketing, marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and with a worldwide leadership in healthcare communications.
Web site: www.publicisgroupe.com

Contacts :

Investor Relations: Martine Hue - + 33 (0)1 44 43 65 00

Corporate Communication: Eve Magnant - + 33 (0)1 44 43 70 25

Appendix 1

Net New Business In First Quarter 2007 2.5 billion USD

New accounts

Publicis

Procter & Gamble / Oral B (Global), Airbus (UK), Renault (ext. 7 countries), Newell Rubbermaid (USA), Berliner Sparkasse (Germany), FastWeb (Italy), Ania (Italy), Girard-Perregaux (Germany)

Leo Burnett

Learning and Skills Council (UK), Orange (Romania), Seek (Australia), Coke/Red Lounge (China), Wrigley (China), Mirae (India), Mirae Asset (Korea), Courts (Singapore)

Saatchi & Saatchi

Wendy’s (USA), MSIG Insurance (Singapore/Asia), Asia Pacific Breweries (Malaysia/ Asia), La Halle (France), Electrolux (Brazil)

Fallon:

Asda (UK), Eurostar (UK), Cadbury (UK), Fox Motion Pictures (Japan)

Kaplan Thaler Group (US)

TiVo (USA)

Starcom MediaVest Group (media buying and consultancy)

Wal-Mart ( USA), Wendy’s (USA) , GlaxoSmithKline (Europe), Unilab (Philippines), Cranium (USA), Future Group (India), Rhene Pharmaceutical (China)

ZenithOptimedia (media buying and consultancy)

Twentieth Century (US), Sabanci (Turkey), Mio Technology (Europe), Wyeth Healthcare (China), Zertus (Germany), Wiesenhof (Germany)

SAMS (Specialized agencies and marketing services):

PHCG:

Schering/Respiratory (USA, Amylin-Lilly/Symlyn/Byetta (USA)

PRCC:

Loblaw Companies (Canada), General Mills (USA), Royal and Sun Alliance (UK)

Main accounts lost

Publicis :
Post Office (UK), Sprint (USA)

Leo Burnett :
COI (UK), McDonald’s (UK), Saudi Telecom Company (Saoudite Arabia), Joe (Romania), Kooperativa (Czech Republic)

Starcom:
Macy’s/Federated Department Stores (USA), Masterfoods (Italy), Sony Australie (Australia)

ZenithOptimedia :
Leapfrog (USA), Kerr McGee (USA)

Appendix 2

Organic Growth Calculation in First Quarter 2007
(EUR million)

Q1 2006 Revenue	994
Current impact	(46)
2006 Revenue @ 2007 exchange rates (a)	948
2007 Revenue before the impact of acquisitions(1) (b)	976
Revenue from acquisitions(1)	83
Q1 2007 Revenue (c)	1,059

Organic growth (b/a)	+3.0%
Growth at constant exchange rates (c/a)	+11.7%

(1) Net of entities sold
Note: The revenue of the period includes the revenue of entities acquired, generated from the date of the acquisition. In calculating organic growth:

  We apply current year average exchange rates to the previous year revenue figures.
  The revenue of acquired entities (net of entities sold, if any) are deducted from the revenue of the current period in order to exclude the effect on growth of changes in the scope of consolidation.

The difference between the revenue of the same period in the previous year (reconverted using current exchange rates) and the revenue of the current period, after deducting the revenue of acquisitions (net of entities sold), is divided by the revenue of the previous period in order to determine the percentage of organic growth.